Company – Lend Lease Corporation Limited
File No 82-3498

Lend Lease
CORPORATION

04010358

Lend Lease
Corporation Limited
ABN 32 000 226 228

Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia

Telephone
02 9236 6111
Facsimile
02 9252 2192
DX 10230 SSE

www.lendlease.com

27 February 2004

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
U S A

Attention: Filing Clerk

Dear Sir

Re: Company: Lend Lease Corporation Limited
File No: 82 - 3498

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, the following documents are submitted in respect of the above registration:

Date	Documents
23 February 2004	Announcement to Australian Stock Exchange Appendix 3E - Daily Share Buyback Notice
24 February 2004	Announcement to Australian Stock Exchange Appendix 3E - Daily Share Buyback Notice
25 February 2004	Announcement to Australian Stock Exchange Appendix 3E - Daily Share Buyback Notice
25 February 2004	Announcement to Australian Stock Exchange Planning Permission Granted on Greenwich Peninsula Regeneration Project
26 February 2004	Announcement to Australian Stock Exchange Appendix 3E - Daily Share Buyback Notice
26 February 2004	Announcement to Australian Stock Exchange Delfin Lend Lease Increases Stake in Retirement by Design to 85%
27 February 2004	Announcement to Australian Stock Exchange Appendix 3E - Daily Share Buyback Notice

Yours faithfully

S. Sharpe

dlw 3/8

Lend Lease
CORPORATION

Company - Lend Lease Corporation Limited
File No 82-3498

Lend Lease
Corporation Limited
ABN 32 000 226 228

Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia

Telephone
61 2 9236 6111

Facsimile
61 2 9252 2192

DX 10230 SSE

23 February 2004

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)

By electronic lodgement

The Manager
Companies Section
New Zealand Exchange Limited

By email: announce@nzx.com

Pages: Three (3) pages

Dear Sir

Re: Stock Exchange Announcement
Appendix 3E - Daily Share Buyback Notice

Attached is an Appendix 3E in relation to shares bought back on Friday 20 February 2004.

Yours faithfully

S. Sharpe

S J SHARPE
Company Secretary

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
Lend Lease Corporation Limited	32 000 226 228

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	29 May 2003

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	33,369,540	85,335
4	Total consideration paid or payable for the shares	$325,118,616	$844,620

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $11.53 date: 04-Nov-03 lowest price paid: $8.20 date: 04-Jul-03	highest price paid: $9.90 lowest price paid: $9.89 highest price allowed under rule 7.33: $10.5546

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	9,997,945

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: S. Sharpe .... Date: 23/2/04
(~~Director~~/Company secretary)

Print name: S J Sharpe

Lend Lease
CORPORATION

Company - Lend Lease Corporation Limited
File No 82-3498

Lend Lease
Corporation Limited
ABN 32 000 226 228

Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia

Telephone
61 2 9236 6111

Facsimile
61 2 9252 2192

DX 10230 SSE

24 February 2004

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)

By electronic lodgement

The Manager
Companies Section
New Zealand Exchange Limited

By email: announce@nzx.com

Pages: Three (3) pages

Dear Sir

Re: Stock Exchange Announcement
Appendix 3E - Daily Share Buyback Notice

Attached is an Appendix 3E in relation to shares bought back on Monday 23 February 2004.

Yours faithfully

S. Sharpe

S J SHARPE
Company Secretary

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
Lend Lease Corporation Limited	32 000 226 228

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	29 May 2003

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	33,454,875	327,028
4	Total consideration paid or payable for the shares	$325,963,236	$3,254,648

Appendix 3E
Daily share buy-back notice

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $11.53 date: 04-Nov-03 lowest price paid: $8.20 date: 04-Jul-03	highest price paid: $10.00 lowest price paid: $9.92 highest price allowed under rule 7.33: $10.5315

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	9,670,917

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: S. Sharpe .... Date: 24/2/04
(~~Director~~/Company secretary)

Print name: S J Sharpe

Lend Lease
CORPORATION

Lend Lease
Corporation Limited
ABN 32 000 226 228

Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia

Telephone
61 2 9236 6111

Facsimile
61 2 9252 2192

DX 10230 SSE

25 February 2004

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)

By electronic lodgement

The Manager
Companies Section
New Zealand Exchange Limited

By email: announce@nzx.com

Pages: Three (3) pages

Dear Sir

Re: Stock Exchange Announcement
Appendix 3E - Daily Share Buyback Notice

Attached is an Appendix 3E in relation to shares bought back on Tuesday 24 February 2004.

Yours faithfully

S. Sharpe

S J SHARPE
Company Secretary

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
Lend Lease Corporation Limited	32 000 226 228

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	29 May 2003

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	33,781,903	213,387
4	Total consideration paid or payable for the shares	$329,217,884	$2,112,678

Appendix 3E
Daily share buy-back notice

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $11.53 date: 04-Nov-03 lowest price paid: $8.20 date: 04-Jul-03	highest price paid: $9.95 lowest price paid: $9.86 highest price allowed under rule 7.33: $10.5021

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	9,457,530

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: S. Sharpe .... Date: 25/2/04
(~~Director~~/Company secretary)

Print name: S J Sharpe

Company - Lend Lease Corporation Limited
File No 82-3498

Lend Lease
CORPORATION

Lend Lease
Corporation Limited
ABN 32 000 226 228

Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia

Telephone
61 2 9236 6111

Facsimile
61 2 9252 2192

DX 10230 SSE

www.lendlease.com

25 February 2004

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)

By electronic lodgement

The Manager
Companies Section
New Zealand Exchange Limited

By email: announce@nzx.com

Pages: Three (3) pages

Dear Sir

STOCK EXCHANGE ANNOUNCEMENT

PLANNING PERMISSION GRANTED ON GREENWICH PENINSULA REGENERATION PROJECT

Lend Lease Corporation Limited ("Lend Lease") today announced that the London Borough of Greenwich has granted planning permission for the £5 billion, 20-year regeneration of 190 acres at Greenwich Peninsula.

Meridian Delta Limited ("MDL"), the joint venture company comprising Lend Lease and its partner, Quintain Estates and Development plc, has concluded Section 106 negotiations, which define community benefits arising from the development, and has received planning permission from the London Borough of Greenwich for the comprehensive regeneration of London's Greenwich Peninsula, including the Millennium Dome.

Further details are contained in the attached media release.

Yours faithfully
LEND LEASE CORPORATION LIMITED

S. Sharpe

S J SHARPE
Company Secretary

Lend Lease
CORPORATION

Company - Lend Lease Corporation Limited
File No 82-3498

MEDIA RELEASE 25 FEBRUARY 2004

PLANNING PERMISSION GRANTED ON GREENWICH PENINSULA REGENERATION PROJECT

Lend Lease Corporation Limited ("Lend Lease") today announced that the London Borough of Greenwich has granted planning permission for the £5 billion, 20-year regeneration of 190 acres at Greenwich Peninsula.

Meridian Delta Limited ("MDL"), the joint venture company comprising Lend Lease and its partner, Quintain Estates and Development plc ("Quintain"), has concluded Section 106 negotiations, which define community benefits arising from the development, and has secured planning permission from the London Borough of Greenwich for the comprehensive regeneration of London's Greenwich Peninsula, including the Millennium Dome.

The comprehensive regeneration will take up to 20 years and includes:

- The development of 10,000 new homes, 340,000 square metres of commercial space, 33,000 square metres of retail provision, new schools, a new hotel, transport improvements, public open space and parkland.
- Development of a world-class 20,000 seat entertainment and sports arena, with a further 62,000 square metres of entertainment and leisure space inside the Millennium Dome.
- Creation of a community of 25,000 residents and 24,000 new jobs.

Planning permission was secured by MDL in 14 months, and the plans now have the backing of the local authority, the Mayor of London and the UK Government. It will be one of the largest regeneration projects ever undertaken in the UK.

Bert Martin, Director of MDL, commented that the opportunity to create a new urban community of this scale in central London is very rare, and brings with it a great responsibility which we take very seriously.

Mr Martin said, "We will deliver a comprehensive, sustainable regeneration, integrated with a world-class entertainment and sporting destination at the Millennium Dome.

"Our success in achieving this planning permission is the result of an enormous amount of detailed work and consultation, and reflects the manner in which the process has been conducted and the professionalism of the London Borough of Greenwich.

"We now look forward to completing the final agreements with English Partnerships over the next few months and starting work on the Peninsula later in 2004," Mr Martin said.

The issuing of the planning permission allows Lend Lease and Quintain to finalise arrangements with English Partnerships, the national regeneration agency which owns most of the land on the Peninsula. This will allow MDL to begin infrastructure works in late 2004 and MDL's partners, Anschutz Entertainment Group, to begin construction of a new world-class arena inside the Millennium Dome in early 2005.

ENDS

Contact:
Roger Burrows
Lend Lease Corporation
Tel: 02 9236 6116

Nikki Genders
Lend Lease Corporation
Tel: 02 9236 6180

Notes for Editors

The planning application was submitted in late December 2002. The unanimous support of the London Borough of Greenwich Planning Board was secured in April 2003, the agreement of the Mayor of London in June 2003 and confirmation that the application would not be called in was received from central Government in July 2003.

The development is being carried out by Meridian Delta Limited ("MDL"), a joint venture company comprising Lend Lease (51%) and Quintain Estates and Development plc (49%), which was formed specifically to lead the regeneration of the Greenwich Peninsula and the Millennium Dome. MDL secured an agreement with the national regeneration agency, English Partnerships, in May 2002 and has, in turn, contracted with Anschutz Entertainment Group – one of the world's leading live entertainment companies – to fund, develop and operate a new world-class arena inside the Millennium Dome.

Lend Lease
CORPORATION

Company - Lend Lease Corporation Limited
File No 82-3498

Lend Lease
Corporation Limited
ABN 32 000 226 228

Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia

Telephone
61 2 9236 6111

Facsimile
61 2 9252 2192

DX 10230 SSE

26 February 2004

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)

By electronic lodgement

The Manager
Companies Section
New Zealand Exchange Limited

By email: announce@nzx.com

Pages: Three (3) pages

Dear Sir

Re: Stock Exchange Announcement
Appendix 3E - Daily Share Buyback Notice

Attached is an Appendix 3E in relation to shares bought back on Wednesday 25 February 2004.

Yours faithfully

J. Sharpe

S J SHARPE
Company Secretary

Rule 3.8A

Appendix 3E

Daily share buy-back notice
(*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
Lend Lease Corporation Limited	32 000 226 228

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	29 May 2003

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	33,995,290	97,181
4	Total consideration paid or payable for the shares	$331,330,562	$959,011

Appendix 3E
Daily share buy-back notice

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $11.53 date: 04-Nov-03 lowest price paid: $8.20 date: 04-Jul-03	highest price paid: $9.92 lowest price paid: $9.80 highest price allowed under rule 7.33: $10.4349

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	9,360,349

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: S. Sharpe .... Date: 26/2/04
(~~Director~~/Company secretary)

Print name: S J Sharpe

Lend Lease
CORPORATION

Lend Lease
Corporation Limited
ABN 32 000 226 228

Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia

Telephone
61 2 9236 6111

Facsimile
61 2 9252 2192

DX 10230 SSE

www.lendlease.com

26 February 2004

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)

By electronic lodgement

The Manager
Companies Section
New Zealand Exchange Limited

By email: announce@nzx.com

Pages: Three (3) pages

Dear Sir

STOCK EXCHANGE ANNOUNCEMENT

DELFIN LEND LEASE INCREASES STAKE IN RETIREMENT BY DESIGN TO 85%

Lend Lease Corporation Limited ("Lend Lease") today announced that its wholly-owned subsidiary, Delfin Lend Lease Limited, had increased its interest in residential retirement village company, Retirement By Design, from 50% to 85%. Delfin Lend Lease acquired the additional 35% interest from DCA Group Limited ("DCA") for A$22.1 million.

Further details are contained in the attached media release.

Yours faithfully
LEND LEASE CORPORATION LIMITED

S. Sharpe

S J SHARPE
Company Secretary

Lend Lease
CORPORATION

MEDIA RELEASE 26 FEBRUARY 2004

DELFIN LEND LEASE INCREASES STAKE IN RETIREMENT BY DESIGN TO 85%

Leading community developer, Delfin Lend Lease Limited, today announced that it had increased its interest in residential retirement village company, Retirement By Design, from 50% to 85%. Delfin Lend Lease acquired the additional 35% interest from DCA Group Limited for A$22.1 million.

Lend Lease Asia Pacific CEO, Ross Taylor, commented that the increase in ownership is recognition of this segment as an important new business opportunity, which will add further strength to the Lend Lease urban communities portfolio.

Mr Taylor said, "Retirement By Design is a market leader in retirement village development and management. It is a highly regarded business with recognised brand value, strong management expertise and a quality asset portfolio generating consistent earnings.

"Lend Lease recognises the importance of the baby boomer generation in Australia as a growth segment in the property market, making it an attractive investment and the driving force behind the decision to increase the share in Retirement By Design.

"The retirement housing market is experiencing the largest influx of people the industry has ever seen.

"Australia experienced its highest baby boomer birth rate in 1947 with 24.1 births recorded for every 1,000 people. In 2002 the first of these baby boomers turned 55, the age at which legislation allows people to live in retirement estates.

"Over the next five years, one of our key priorities will be developing living options for over 55s within our communities," Mr Taylor said.

DCA will retain a 15% shareholding in Retirement By Design. Under a preference agreement with Delfin Lend Lease, DCA will be offered sites suitable for the development of residential aged healthcare facilities on Delfin Lend Lease projects.

Based in Melbourne, Retirement By Design is one of the leaders in the residential retirement village market in Australia, operating in the independent living and apartments with services sectors. The business comprises two distinct segments – village management and village development.

Retirement By Design manages a geographically diverse portfolio of 11 retirement villages located in Victoria, New South Wales and Queensland, with more than 1,800 units under management and 2,700 residents. Assets under management are currently valued in excess of A$500 million.

ENDS

Contact:
Roger Burrows
Lend Lease Corporation
Tel: 02 9236 6116

Nikki Genders
Lend Lease Corporation
Tel: 02 9236 6180

Lend Lease
CORPORATION

Company - Lend Lease Corporation Limited
File No 82-3498

Lend Lease
Corporation Limited
ABN 32 000 226 228

Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia

Telephone
61 2 9236 6111

Facsimile
61 2 9252 2192

DX 10230 SSE

27 February 2004

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)

By electronic lodgement

The Manager
Companies Section
New Zealand Exchange Limited

By email: announce@nzx.com

Pages: Three (3) pages

Dear Sir

Re: Stock Exchange Announcement
Appendix 3E - Daily Share Buyback Notice

Attached is an Appendix 3E in relation to shares bought back on Thursday 26 February 2004.

Yours faithfully

S Sharpe

S J SHARPE
Company Secretary

Rule 3.8A

Appendix 3E

Daily share buy-back notice
(*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
LEND LEASE CORPORATION LIMITED	32 000 226 228

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	29 May 2003

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	34,357,471	265,000
4	Total consideration paid or payable for the shares	$334,889,621	$2,600,048

+ See chapter 19 for defined terms.

Appendix 3E
Daily share buy-back notice

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $11.53 date: 4-Nov-03 lowest price paid: $8.20 date: 4-Jul-03	highest price paid: $9.83 lowest price paid: $9.75 highest price allowed under rule 7.33: $10.4013

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	9,095,349

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: S. Sharpe .... Date: 27/2/04
(~~Director~~/Company secretary)

Print name: S J Sharpe